

Joshua David Curtis · 3rd

Branding and Lifestyle Photographer - Chief Marketing Officer at StadiumDrop

Silsbee, Texas, United States · 500+ connections · Contact info

StadiumDrop

Experience

Chief Marketing Officer

StadiumDrop
Jan 2020 – Present · 1 yr 4 mos
Denton, Texas

StadiumDrop

Owner

Joshua David Photography
Feb 2005 – Present · 16 yrs 3 mos
Austin, Texas Area

Branding and Lifestyle Portrait Photographer located in Texas. Available for travel worldwide.





Education

High-Tech Institute-Phoenix

2001 – 2002